# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuran Wireless Inc., CIK 0001680637
CUSIP: 67059X304
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2150 CYRILLE-DUQUET STREET, SUITE 100, QUEBEC, Quebec Canada (A8), G1N 2G3
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002156154

## Reporting persons
- Posen Joseph Michael: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); member of a group; sole voting power 1,113,507; shared voting power 175,155; sole dispositive power 1,113,507; shared dispositive power 175,155; aggregate amount beneficially owned 1,288,662 (9.8% of the class)
  Comment: The amount set forth in rows (5) and (7) include (i) 116,770 common shares ("Common Shares") of Nuran Wireless Inc. (the "Issuer") directly held by Joseph Michael Posen ("JMP"), (ii) 750 Common Shares held by 2803311 Ontario Inc., an Ontario, Canada corporation, which JMP has sole voting and sole dispositive power over, (iii) 937,602 Common Shares held by Yeshivas Limudei Hashem Society ("YLHS"), over which JMP, in his capacity as President of YLHS, has sole voting and sole dispositive power, and (iv) 58,385 Common Shares underlying warrants held directly by JMP that are currently exercisable within 60 days of June 30, 2026. JMP does not have any pecuniary or other economic interest in the Common Shares held by YLHS, and YLHS retains the economic interest in such Common Shares.
  
  The amount set forth in rows (6) and (8) include (i) 116,770 Common Shares held by JMP's spouse, which JMP has shared voting and shared dispositive power over, and (ii) 58,385 Common Shares underlying warrants held by JMP's spouse, which JMP has shared voting and shared dispositive power over, that are currently exercisable within 60 days of June 30, 2026.
  
  The percentage set forth in row (11) is calculated based on (i) 13,084,716 Common Shares of the Issuer outstanding as of June 30, 2026, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 3, 2026, (ii) the 58,385 Common Shares that would be outstanding upon the exercise of warrants directly held by JMP that are exercisable within 60 days of June 30, 2026, and (iii) the 58,385 Common Shares that would be outstanding upon the exercise of warrants held by JMP's spouse that are exercisable within 60 days of June 30, 2026.
- Yeshivas Limudei Hashem Society: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); member of a group; sole voting power 937,602; shared voting power 0; sole dispositive power 937,602; shared dispositive power 0; aggregate amount beneficially owned 937,602 (7.2% of the class)
  Comment: For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), all Common Shares of the Issuer beneficially owned by YLHS may be deemed to be beneficially owned by JMP solely because, as President of YLHS, JMP has sole voting and sole dispositive power over such Common Shares. JMP does not have any pecuniary or other economic interest in the Common Shares held by YLHS, and YLHS retains the economic interest in such Common Shares.
  
  The percentage set forth in row (11) is calculated based on 13,084,716 Common Shares of the Issuer outstanding as of June 30, 2026, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 3, 2026.

## Item 1. Issuer
Name of issuer: Nuran Wireless Inc.
Address of issuer's principal executive offices: 2150 CYRILLE-DUQUET STREET, SUITE 100, QUEBEC, QUEBEC, CANADA, G1N 2G3.

## Item 2. Person Filing
Name of person filing:
Yeshivas Limudei Hashem Society and Joseph Michael Posen.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and each expressly disclaims membership in a group.
Address of principal business office or, if none, residence:
YLHS - 34 Dell Park Avenue, Toronto, Ontario, Canada M6B 2T4.

JMP - 34 Dell Park Avenue, Toronto, Ontario, Canada M6B 2T4.
Citizenship:
YLHS is a registered Canadian charitable organization.

JMP is a Canadian citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
YLHS - The responses set forth in rows 5, 6, 7, 8 and 9 and the related "Comments" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.

JMP - The responses set forth in rows 5, 6, 7, 8 and 9 and the related "Comments" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.
Percent of class:
YLHS - The response set forth in row 11 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.

JMP - The response set forth in row 11 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.
Sole power to vote or to direct the vote:
YLHS - The response set forth in row 5 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.

JMP - The response set forth in row 5 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.
Shared power to vote or to direct the vote:
YLHS - The response set forth in row 6 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.

JMP - The response set forth in row 6 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.
Sole power to dispose or to direct the disposition:
YLHS - The response set forth in row 7 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.

JMP - The response set forth in row 7 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.
Shared power to dispose or to direct the disposition:
YLHS - The response set forth in row 8 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.

JMP - The response set forth in row 8 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
YLHS - The responses set forth in rows 5, 6, 7 and 8 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 6.

JMP - The responses set forth in rows 5, 6, 7 and 8 and the related "Comment" on the cover page to this Schedule 13G are incorporated by reference into this Item 6.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Posen Joseph Michael: Joseph Michael Posen, Joseph Michael Posen (09/30/2026)
- Yeshivas Limudei Hashem Society: Joseph Michael Posen, President (09/30/2026)